SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

American Homes 4 Rent

(Name of Issuer)

Class A common shares of beneficial interest, $0.01 par value per share

(Title of Class of Securities)

02665T 306

(CUSIP Number)

David P. Singelyn, Manager

HF Investments 2010, LLC

30601 Agoura Road, Suite 200

Agoura Hills, California 90301

(805) 413-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02665T 306	SCHEDULE 13D

(1)	Names of Reporting Persons HF Investments 2010, LLC (“HF Investments”)

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO, WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power *

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power *

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person *

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 18.6% of all Class A common shares of American Homes 4 Rent and units of American Homes 4 Rent, L.P. beneficially owned

(14)	Type of Reporting Person OO

*       Consists of the following securities of HF Investments: (A) an aggregate of 6,010,506 Class A common shares, (B) an aggregate of 40,362,428 Class A units of American Homes 4 Rent, L.P. (“the Operating Partnership”), which are redeemable for a like number of Class A common shares, (C) an aggregate of 7,757,463 Series D units of the Operating Partnership, which are potentially convertible into a like number of Class A units of the Operating Partnership and (D) an aggregate of 635,075 Class B common shares, which provide for 50 votes per share on matters as to which holders of Class A common shares are entitled to vote. David P. Singelyn is the manager of HF Investments and has voting and investment control over the securities held by HF Investments. Mr. Singelyn disclaims beneficial ownership of the securities held by HF Investments.

CUSIP No. 02665T 306	SCHEDULE 13D

(1)	Names of Reporting Persons David P. Singelyn

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO, WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power *

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power *

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person *

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 19.7% of all Class A common shares of American Homes 4 Rent and units of American Homes 4 Rent, L.P. beneficially owned

(14)	Type of Reporting Person IN

*

Consists of the following securities held by HF Investments: (A) an aggregate of 6,010,506 Class A common shares, (B) an aggregate of 40,362,428 Class A units of American Homes 4 Rent, L.P. (“the Operating Partnership”), which are redeemable for a like number of Class A common shares, (C) an aggregate of 7,757,463 Series D units of the Operating Partnership, which are potentially convertible into a like number of Class A units of the Operating Partnership and (D) an aggregate of 635,075 Class B common shares, which provide for 50 votes per share on matters as to which holders of Class A common shares are entitled to vote. Mr. Singelyn is the sole manager of HF Investments and has voting and investment control over the securities held by HF Investments. Mr. Singelyn disclaims beneficial ownership of the securities held by HF Investments. Consists of the following additional securities held by David P. Singelyn, his spouse and an entity formed for the benefit of Mr. Singelyn and his family and of which he is manager and to which he has voting and dispositive power: (A) an aggregate of 408,149 Class A common shares (includes 18,750 vested stock options), (B) an aggregate of 2,242,357 Class A units of the Operating Partnership, which are redeemable for a like number of Class A common shares and (C) an aggregate of 430,970 Series D units of the Operating Partnership, which are potentially convertible into a like number of Class A units of the Operating Partnership.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (the “Schedule 13D”) relates to the Class A common shares of beneficial interest, $0.01 par value per share (the “Class A common shares”) of American Homes 4 Rent, a Maryland real estate investment trust (the “Issuer”) and the Class A units and Series D units (collectively “OP units”) of the operating partnership of the Issuer, American Homes 4 Rent, L.P., a Delaware limited partnership (the “Operating Partnership”). After one year following the date of the initial issuance of the OP units, the Reporting Persons may redeem the Class A units at a redemption amount per unit based on the market value of the Class A common shares at the time of redemption. The Issuer, as general partner of the Operating Partnership, has sole discretion to elect whether the redemption right will be satisfied in cash or Class A common shares. The principal executive office of the Issuer is located at 30601 West Agoura Road, Suite 200, Agoura Hills, California 91301.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by HF Investments 2010, LLC (“HF Investments”) and David P. Singelyn (together with HF Investments 2010, LLC, the “Reporting Persons”).

(b) The address of the Reporting Persons is 30601 West Agoura Road, Suite 200, Agoura Hills, California 91301.

(c) HF Investments is a Delaware limited liability company, which was formed in 2010 to make investments in other entities, including an 88.66% interest in AH LLC. HF Investments is comprised of trusts established by B. Wayne Hughes for certain of his heirs. Mr. Hughes is the Chairman of the Board of Issuer. Mr. Singelyn is the sole manager of HF Investments and has voting and investment control over the securities held by HF Investments. In addition, Mr. Singelyn is Chief Executive Officer and a trustee of the Issuer. Mr. Singelyn disclaims beneficial ownership of the securities held by HF Investments.

(d) — (e) During the last five years, neither Reporting Person nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Singelyn is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective August 31, 2016, American Homes 4 Rent, LLC (“AH LLC”) was liquidated and distributed to its members, including HF Investments and Mr. Singelyn all of the securities in Issuer and the Operating Partnership owned by AH LLC in proportion to the members’ interests in AH LLC. The other securities owned by Mr. Singelyn, his spouse and an entity formed for the benefit of him and his family were acquired with personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the securities in Issuer and the Operating Partnership reported herein solely for investment purposes.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) None.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) The Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Class A common shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Operating Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) The aggregate number and percentage of Class A common shares and OP units beneficially owned by the Reporting Persons (on the basis of a total of 237,740,284 Class A common shares, 635,075 Class B common shares, 46,870,487 Class A OP units and 8,750,000 Series D OP units (excluding OP units held by the Issuer) issued and outstanding as disclosed in Issuer’s Form 10-Q for the quarter ended June 30, 2016) is as follows:

(a) Amount beneficially owned by HF Investments: 54,765,472 common shares and OP units, including 6,010,506 Class A common shares and 635,075 Class B common shares and the following OP units: 40,362,428 Class A units and 7,757,463 Series D units; percentage 18.6% of all common shares and OP units.

Amount beneficially owned by David P. Singelyn (exclusive of securities owned by HF Investments): 3,081,476 common shares and OP units, including 408,149 Class A common shares (inclusive of 18,750 vested stock options), and the following OP units: 2,242,357 Class A units and 430,970 Class D units; percentage 1.1% of all common shares and OP units.

(b) Number of shares to which the Reporting Persons have:

i.                       Sole power to vote or to direct the vote: See line 7 of cover sheets.

ii.                    Shared power to vote or to direct the vote: See line 8 of cover sheets.

iii.                 Sole power to dispose or to direct the disposition of: See line 9 of cover sheets.

iv.                Shared power to dispose or to direct the disposition of: See line 10 of cover sheets.

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A common shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a registration rights agreement dated as of June 10, 2013, as amended on July 18, 2013, the Issuer has filed a shelf registration statement with the SEC to register for resale substantially all of the Class A common shares and securities convertible into Class A common shares that are held by the Reporting Persons.

Substantially all of the common shares and OP Units beneficially owned by David P. Singelyn (other than securities owned by HF Investments) are pledged for a loan to an entity formed for the benefit of Mr. Singelyn and his family and of which he is the manager.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2016

HF Investments 2010, LLC

	By:	/s/ David P. Singelyn
	Name:	David P. Singelyn
	Title:	Manager

/s/ David P. Singelyn
David P. Singelyn

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A                                             Amendment to Registration Rights Agreement, dated July 18, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference from Exhibit 10.21 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-11 filed on July 19, 2013)

Exhibit 99.1                              Joint Filing Agreement Pursuant to Section 240.13d-1(k)(1) (filed herewith)